July 3, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Benjamin Holt/ Ms. Dorrie Yale

Re:	La Rosa Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-1 Filed June 4, 2024
File No. 333-278901

Dear Mr. Holt and Ms. Yale:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter, dated June 27, 2024, regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Form S-1 (the “S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the S-1/A.

Amendment No. 1 to the Registration Statement on Form S-1 filed June 4, 2024

General

1.	We acknowledge your response to our prior comment. Please tell us how you have determined to register up to 7,734,221 shares of common stock issuable upon conversion of the convertible promissory notes. In this regard, we note that the promissory note issued in February 2024 was in the face amount of $1,052,631.58 and that the promissory note issued in April 2024 was in the face amount of $1,316,000, each with a conversion price of $2.50.

Response:

Please be advised that the Company has recalculated and amended the total number of shares of common stock issuable upon conversion of the convertible promissory notes to an aggregate of 2,504,519 shares. This amended number of shares is derived from the aggregate of shares issuable upon conversion of two specific notes: 1) 1,119,630 shares of common stock for the February 2024 convertible promissory note (the “February Note”), and 2) 1,384,889 shares of common stock for the April 2024 convertible promissory note (the “April Note”).

Under the terms of the Registration Rights Agreements between the Company and the Selling Stockholder in connection with both notes, the Company is obligated to register the “Conversion Shares,” defined in the Securities Purchase Agreements as “the shares issuable upon the conversion [of the notes].”

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Pursuant to the terms of each note, the conversion price of $2.50 per share (the “Conversion Price”) is subject to adjustment in the event the Company fails to pay an Amortization Payment (as defined in the notes) when due under the respective notes. Each note states that in the event the Company fails to make an amortization payment, the Conversion Price of the note is adjusted to be the lesser of (i) the then applicable Conversion Price; or (ii) the Market Price, defined in each note as 85% of the lowest Volume Weighted Average Price (VWAP) recorded on any trading day in the five trading days preceding the conversion date of the respective note. According to the notes, “VWAP” is calculated as the volume-weighted average price of the Company’s common stock on Nasdaq from 9:30 a.m. to 4:00 p.m., New York time.

On July 1, 2024, the VWAP of the Company’s common stock on Nasdaq was $1.5469 per share, thereby setting the Market Price at $1.314865 per share, which is 85% of the VWAP. The outstanding principal and accrued interest on the February Note, as of July 1, 2024, was $1,101,369.88. With the Market Price set at $1.314865 per share, the conversion of the February Note would result in the issuance of 1,119,630 shares of common stock. Similarly, as of July 1, 2024, the April Note’s total outstanding principal amount and accrued interest of $1,357,715.4. Using the same Market Price, the conversion of the April Note would result in the issuance of 1,384,889 shares of common stock.

The Company used the “Market Price” in recalculating the number of shares of common stock to be registered on the S-1/A in relation to the notes to ensure its contractual obligations to register the “Conversion Shares” under the terms of the Registration Rights Agreements.

Subsequent to identifying the miscalculation and updating the number of shares of common stock issuable under the notes based on the Market Price calculated based on 85% of the VWAP reported by Nasdaq on July 1, 2024, the Company has accordingly updated the information regarding the shares issuable upon conversion of the notes in the S-1/A.

Plan of Distribution, page 22

2.	We note your disclosure that the Selling Stockholder may sell their securities in transactions through broker-dealers, including ones where the broker-dealer agrees with the Selling Stockholder to sell a specified number of such securities at a stipulated price per security. Please confirm your understanding that the retention by the Selling Stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response:

The Company hereby confirms that the retention by the Selling Stockholder of an underwriter would constitute a material change to the Company’s plan of distribution requiring a post-effective amendment to the Form S-1 pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW